

Mail Stop 3561

September 13, 2017

Via E-mail
Thomas J. Edwards, Jr.
Chief Financial Officer
Michael Kors Holdings Limited
33 Kingsway
London, United Kingdom
WC2B 6UF

Re: Michael Kors Holdings Limited
Form 10-K for the Fiscal Year Ended April 1, 2017
Filed May 31, 2017
File No. 001-35368

Dear Mr. Edwards:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/Craig Arakawa

                    Craig Arakawa
                    Accounting Branch Chief
                    Office of Beverages, Apparel and
                    Mining